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                                   Exhibit A(6)(c)(1)


            AMENDMENT TO THE BY-LAWS ADOPTED AT A MEETING OF THE BOARD OF TRUSTEES OF THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY ON
                                   JANUARY 28, 1998


Section 6.4, Derivative Investment Instruments of Article VI, Official Bonds; Checks; Other Instruments, of said By-laws is hereby amended in its entirety to read as follows:



Section 6.4 DERIVATIVE INVESTMENTS INSTRUMENTS.
     The chairman of the board, if any, the president and such other persons as the board or finance committee may designate shall each have authority to execute on the behalf of the Company all instruments regarding derivative investments which are executed in the name of the Company.